BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


08012902


BAA

20 April 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL


PROCESSING
SECTION
SEC MAIL RECEIVED
APR 26 2006
152
WASH. DC

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628


SECTION
RECEIVED
152
SEC MAIL

Re: SEC notification 20 April 2006



BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date


BAA

News release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Immediate Release

20 April 2006

BAA plc confirms rejection of the Ferrovial Consortium's offer

BAA plc ("BAA") notes the publication today of the Ferrovial Consortium's Offer Document.

The Board of BAA reiterates - for the third time - its advice to shareholders to reject this hostile offer, made at a price which bears no relation to the true value of the company.

The Board will be writing to shareholders, within the next 14 days, to explain in greater detail its reasons for recommending rejection of the offer from the Ferrovial Consortium. In the meantime, shareholders are strongly urged to take no action in respect of the offer.

Marcus Agius, BAA Chairman, commented, "The Ferrovial Consortium's offer cannot be taken seriously. It is no more than a tactical manoeuvre and our shareholders should have nothing to do with it."

- Ends -

Heathrow Gatwick Stansted Glasgow Edinburgh
Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com




BAA

Media enquiries: **Mark Mann, BAA plc**
Tel: +44 (0)20 7932 6609

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

Brunswick: **Richard Jacques**
Tel: +44 (0)7974 982557
Nick Claydon
Tel: +44 (0)7974 982547

The Directors of BAA have received financial advice from Rothschild and UBS. In providing this advice, Rothschild and UBS have placed reliance on the commercial assessment of the Directors.

The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Rothschild or for giving advice in relation to such matters.

UBS Investment Bank ("UBS"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of UBS or for giving advice in relation to such matters.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Hoare Govett or for giving advice in relation to such matters.